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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                             -----------------------

                                Amendment No. 1
                                       to
                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                  ------------

                               JOSLYN CORPORATION
                            (Name of Subject Company)

                               JOSLYN CORPORATION
                      (Name of Person(s) Filing Statement)
                                 --------------

                     Common Stock, Par Value $1.25 Per Share
               (Including Associated Common Stock Purchase Rights)
                         (Title of Class of Securities)

                                    48107010
                      (CUSIP Number of Class of Securities)
                                 --------------

                            WAYNE M. KOPROWSKI, ESQ.
                               JOSLYN CORPORATION
                              30 South Wacker Drive
                               Chicago, IL  60606
                            Telephone: (312) 454-2918
            (Name, Address and Telephone Number of Person Authorized
                      To Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                                    Copy to:

                              THOMAS A. COLE, ESQ.
                                 SIDLEY & AUSTIN
                             2 South Dearborn Street
                               Chicago, IL  60603
                            Telephone: (312) 853-7473

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          This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on August 4, 1995, (the "Schedule 14D-9") by Joslyn Corporation, an Illinois corporation (the "Corporation"), relating to the tender offer commenced by TK Acquisition Corporation, a Delaware corporation (the "Bidder") and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Danaher"), to purchase all of the outstanding shares of the Common Stock, par value $1.25 per share (the "Common Shares"), of the Corporation and the associated Common Stock Purchase Rights (the "Rights") at a price per share of $32, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Bidder's Offer to Purchase dated July 24, 1995, and in the related Letter of Transmittal (which together constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

          Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

          (d) On August 14, 1995, the Corporation issued the press release attached hereto as Exhibit 12 announcing (i) its continued rejection of the Offer and (ii) its intention to send a letter to Corporation shareholders advising such shareholders not to tender their shares to Danaher and the Bidder and urging shareholders who have tendered their shares to withdraw such tender before August 18, 1995.

ITEM 9.   MATERIALS TO BE FILED AS EXHIBITS


Exhibit 12                         Press Release dated August 14, 1995

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        JOSLYN CORPORATION



                                        By /s/ Wayne M. Koprowski
                                           ----------------------
                                               Vice President, General
                                               Counsel and Secretary

Dated:  August 14, 1995



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                                  EXHIBIT INDEX
                                  -------------

     EXHIBIT                            DESCRIPTION OF EXHIBIT
     -------                            ----------------------

     Exhibit 12                         Press release dated August
                                        14, 1995


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